UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                         --------------------
                            SCHEDULE 14f-1

                         INFORMATION STATEMENT

                    Pursuant to Section 14(f) of the
                     Securities Exchange Act of 1934
                        and Rule 14f-1 thereunder

                       Netserv Communications Inc.
                       ---------------------------
              (Name of Small Business Issuer in its charter)


                      Indiana                               35-2074157
           -------------------------------           ----------------------
           (State or other jurisdiction of           (I.R.S. Employer
           incorporation or organization)            Identification Number)


           16 Victoria Avenue, Bretton Hall, Port of Spain,
           Trinidad, West Indies
          -------------------------------------------      ----------
           (Address of principal executive officers)       (Zip Code)

           Registrant's telephone number, including area code: (868) 623-2882
                                                               --------------


                         --------------------

                             INTRODUCTION

  NetServ Caribbean Limited. ("NETSERV") was incorporated in Trinidad and Tobago in August 1997. NETSERV is a Company consisting of key and expert personnel in the areas of Software Engineering, Network Engineering, Systems Analysis and Internet Services. We provide these services to some of the major corporations in the Trinidad and Tobago as well as to the ordinary private individuals. NETSERV has the expertise to help companies increase exposure, increase productivity, reduce costs and find new ways to reach customers by exploiting the only global communications medium, the Internet. In this effort, Netserv works with management teams to develop a strategy that will allow companies to capitalize on the Internet, their Networks and the changing business model. NETSERV's web portal is www.ncl.net. NETSERV believes that its products and services will substantially transform the way major corporations manage their Data Networks.

  On November 18, 1999, NETSERV entered into a Stock Exchange Agreement (the "Agreement") with MAS Acquisition XII Corp. (the "Company"). Pursuant to the terms of the Agreement, NETSERV merged with and into the Company and the Company changed its name to Netserv Communications Inc. This Statement is being mailed on or about January 5, 2000 to holders of record on November 18, 1999 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of the Company. It is being furnished in connection with the merger and change of the Company's directors effected on or around November 28, 1999.

               BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

  Pursuant to the terms of the Agreement, 6,412,400 shares of Common Stock of NETSERV shall convert into 4,912,400 shares of Common Stock of the Company at the conversion rate of 1 to 0.766. In addition the Company has accepted the return of, and cancelled, 8,220,833 shares of Common Stock of the Company issued to MAS Capital Management Inc.

  As a result of the Agreement, the Company has accepted the resignation of Aaron Tsai, the Company's sole Director and Officer, as of November 18, 1999, and appointed Jeannine du Coudray as President, Chairwoman of the Board of Directors and Director, Martin Koo as Chief Executive Officer and Director, Marguerit Corinne Blandin as Financial Advisor and Director and Rowley Ford as Secretary.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of November 18, 1999. Regarding the beneficial ownership of the Company's Common Stock the table lists: (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock, (ii) each Director and Executive Officer and (iii) all Directors and Executive Officer(s), of the Company as a group. Each of the persons named in the table has sole voting and investment power with respect to Common Stock beneficially owned.


Name and Address                  Number of Shares
of Beneficial Owner              Beneficially Owned       Percent of Class
---------------------------     --------------------      ----------------
Jeannine du Coudray (1)             160,000                      1.88%
Chairwoman of the Board,
President and Director

Martin Koo (1)                            0                      0.00%
Chief Executive Officer
and Director

Marguerit Corinne Blandin (1)             0                      0.00%
Financial Advisor and
Director

Rowley Ford (1)                     700,000                      8.24%

Cindy Lee Phillips                  695,000                      8.18%
3 Valleton Ave. #15
Maravel, Trinidad

Howard Sabga                        750,000                      8.82%
Dundonald Hill, Bellvue
Long Circular, Trinidad

Richard Taylor                      610,000                      7.18%
# 52 New Street
Port of Spain, Trinidad

Rachel Pereira                      790,000                      9.29%
3 Champs Elysees, #5
Maravel, Trinidad

Lana O'Connor                       460,000                      5.41%
Ploe 7, Nock Road
Maravel, Trinidad

Stephen Long                        430,560                      5.07%
Building 1, Apt. 5-6, Almond Dr.
Morvant, Trinidad

All Officers and Directors          860,000                     10.12%
(4 persons)
___________________________


(1) The address for each officer/director is c/o NetServ Caribbean Limited, 16 Victoria Avenue, Bretton Hall, Port of Spain, Trinidad, W.I.

                       DIRECTORS AND EXECUTIVE OFFICERS


  The following persons are the Directors and Executive Officers of the Company after the merger:

Name                   	 Age               Position(s)
--------------------   	------	 -----------------------------------------
Jeannine du Coudray       26           President, Chairwoman and Director

Martin Koo                34           Chief Executive Officer and Director

Marguerit Corinne Blandin 32           Financial Adviser and Director

Rowley Ford               59           Secretary


JEANNINE DU COUDRAY

Jeannine du Coudray is the President and Chairwoman of Netserv Caribbean
Limited and has been since November 1998. In 1998 she was a Senior Legal
Officer at the Ministry of Legal Affairs, Company's Registry of Trinidad and
Tobago but the year prior thereto, 1997 she worked both on her own in Chambers as well as with the Bank of Nova Scotia as a Senior Trust Officer.
She is an expert in the Caribbean Telecommunication Legislation and as a result spearheads the Company's acquisitions of additional ISP Assets.

Ms. Du Coudray adds a wealth of legal experience to the Company. Her education in the field of law, both in Trinidad and England, gives her a scope and depth to handle the acquisition portfolio. Her previous experience with the Bank of Nova Scotia as a Senior Trust Officer and the Ministry of Legal Affairs, ensures that Ms. Du Coudray has an understanding of the world of business, the chapters of law and a working knowledge of their inter-relation.

MARTIN KOO

The three years prior to Mr. Koo's appointment as the Managing Director of the Board of Netserv Caribbean Limited, he ran a very successful Consulting
Operation where he launched an E-Commerce Operation, an alternative financial brokerage service, and project management consultancy for software and construction projects. Prior thereto, from 1994 to 1996 as the Sales
Manager for the Caribbean for Crown Cork and Seals (West Indies) Limited, where he led product introductions to Major Caribbean Bottling and Packaging
Corporations.

Mr. Koo brings an entirely different Dimension to this Company and is the best person for his job. As a Managing Director, Martin Koo, has a wide range of professional experiences from sales to management to consultancy.
As our Managing Director, has an unparalleled professional track record.

MARGUERITE CORINNE BLANDIN

Marguerite Corinne Blandin was appointed as a Director of the Company and the Chief Financial Officer since January 1999. Prior thereto, from 1997 to
1998 Ms. Blandin was the coordinator for the largest online Lotto terminal in the Caribbean at GTECH Corporation Trinidad and Tobago. From 1996 to 1997 she was the financial officer for all aspects of a medium-sized Insurance
Company known as Trinidad Insurance Consultants Limited. Prior to that, from
1994 to 1996 Ms. Blandin implemented the first computerized Accounting
Package at the Family Planning Association in Trinidad and Tobago. There she also developed and introduced the control and reporting systems for finance and administration.

Ms. Blandin's competence and capability, in her field can be seen in her work experience. She is not only an Accountant but also a Coordinator and has the ability to see a project from start to finish. Her involvement in varied workplaces has provided her with a definitive perspective of her profession, whilst being fully cognizant of the aims of the Company.

ROWLEY FORD

Mr. Ford was appointed as the Company Secretary since March 1999. Prior thereto, from 1996 to 1999 Mr. Ford was the fleet and Commercial Manager for Automobile Sales Limited. From 1992 to 1996 he was the General Sales Manager for McEnearney Robinson Limited, who's holding Company is one of the Largest in Trinidad and Tobago known as ANSA MCAL.

Mr. Ford's competence and capability, in the fields of Sales and Marketing can be seen purely from his work experience. He is a Coordinator and has the ability to see a project from start to finish as a result of his efficient business plans and marketing strategies. His involvement in this Company provides a certain type of skill that is considered significant to the aims and goals of the Company.



COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

  The Company may award stock options and cash bonus to key employees, directors, officers and consultants under a stock option plan not yet adopted as bonus based on service and performance. The annual salaries of executive officers are listed as follows:


Name and Principal Position                 Annual Salary
------------------------------------        -------------

Jeannine Du Coudray                           $180,000

Martin Koo                                    $144,000

Marguerite Corinne Blandin                    $120,000

Rowley Ford                                   $ 78,000



SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: January 5, 2000

                                  Netserv Communications Inc.



                                  By: /s/ Jeannine du Coudray
                                     ------------------------------------
                                     Jeannine du Coudray, President,
                                     Chaiworman of the Board of Directors
                                     and Director